FOR IMMEDIATE RELEASE	June 2, 2025

Micromem Provides Update on Collaboration to Advance Nanowire Sensor Technology

in Commercial Applications

Toronto, Ontario and New York, New York, June 2, 2025 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem" or the "Company") is pleased to provide further details on its collaboration with the University of Toronto ("UofT") to further advance the development of nanowire sensor technology. Our partnership with UofT will leverage decades of research and expertise with a team of leading scientists and engineers holding unparalleled knowledge of nanowire behavior and surface interaction in sensor applications.

Through years of peer-reviewed research, UofT has established a global leadership position in the field of nanowire sensor technology. This includes publications in leading scientific journals such as Science, Nature and Physical Review and ACS Nano,, which document the extraordinary ability of one-dimensional nanowire structures to create sensors with unprecedented charge response. This collaboration with UofT represents a major step forward in advancing these innovations toward varied commercial applications.  The team’s work spans diverse fields, including sensors, integrated photonics, water quality monitoring, optical devices, memory devices and quantum information technology.

These publications, as listed below, will be available on the Company's website next week for the scientific community and other interested parties to review:

  1999: Science Journal - A pivotal paper discussing the principles of surface reactions, laying the foundation for understanding the underlying factors in sensor technology.
  2010: Nature Journal - A groundbreaking study that demonstrated the unique ability of one-dimensional nanowire structures to detect charge micro-electron response with unprecedented precision.
  2012: Physical Review Journal - A key paper detailing the role of weak carrier screening in the extraordinary sensor responses achieved with nanowires.
  2020: ACS Nano Journal - This paper highlighted how state-of-the-art nanowires could transduce chemical interactions into electrical responses, capitalizing on the unique charge behavior of the nanowires.

These pivotal studies have not only demonstrated the extraordinary potential of nanowires in sensing applications but have also set the stage for commercializing high-performance sensors capable of detecting single molecules.

The development team at UofT, led by Dr. Harry Ruda, brings a wealth of expertise in nanowire technology and surface interaction, making them unique as one of the very few teams worldwide that have the capability to prepare and understand the behavior of these advanced structures.

UofT's deep understanding of both charge transport and surface interactions in nanowires enables Micromem to develop sensors with unmatched sensitivity and performance capabilities.  The research that has been published and the results achieved to date represent a unique and invaluable asset for Micromem in the rapidly evolving field of nanotechnology.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued: 597,910,431

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.